LINE OF CREDIT PROMISSORY NOTE

Los Altos, California April 3, 2002

ON DEMAND, or if no demand is made, then on or before July 31, 2005, the undersigned ("Borrower") promises to pay to the order of KAL Equity Capital Fund II, LLC, a Nevada company, (hereinafter called "Lender") at Los Altos, California, the principal sum of One Million One Hundred Thousand Three Hundred Nineteen Dollars and Eighty-Seven Cents ($1,100,319.87) along with accrued interest as set out herein.

Interest shall accrue on the daily outstanding principal balance owing hereunder at the rate of eight per cent (8%) per annum and such interest shall be due and payable on or before the due dated hereof. In the event of default on payment, thereafter penalty interest shall accumulate at the maximum legal non-usurious rate not to exceed fifteen per cent (15%) per annum.

Payment of this Promissory Note shall start on or before January 1, 2003 and shall continue on or before the first of each succeeding calendar quarter. The first payment shall be the then accrued interest. Thereafter payments shall constitute 10% of the outstanding principle balance plus accrued interest and shall continue until the last and final payment of the then outstanding principle and interest is paid on or July 1, 2004.

Notwithstanding Borrower is planning to refinance the company either through corporate restructuring, borrowings, merger, acquisitions, public offerings or any financial transactions that causes an infusion of capital. . In the event of such a significant financing event the all principle and interest shall become due and payable.

Payment of this Promissory Note shall be secured by all of the assets of the Borrower corporation along with the full faith and credit of said corporation and shall be further evidenced executing and Security Agreement of even date and by the filing of a UCC-1 in the States of California and Nevada at the option of Lender.

The sum hereof supersedes and encompasses a group of individual promissory notes between the parties as set out on Exhibit A attached. The funding of which is acknowledged by the Borrower.

This note is for the purpose of establishing a line of credit up to $1,500.000.00 that may be drawn down at the option of Lender and according to the terms of a Security Agreement between the parties dated of even date.

In any suit or action instituted for the collection of any sums due hereunder, the prevailing party in such suit or action shall be entitled to recover in addition to all and any other relief or sums, if any recovered by such party in such suit or action, such sums As the court may adjudge reasonable for its attorney's fees both in the trial court or any appellate court.